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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                  UPROAR INC.
                           (Name of Subject Company)

                                  UPROAR INC.
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                            ------------------------

                                   916706104
                     (CUSIP Number of Class of Securities)

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                                Kenneth D. Cron
                      Chairman and Chief Executive Officer
                                  Uproar Inc.
                              240 West 35th Street
                               New York, NY 10001

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

                            ------------------------

                                WITH A COPY TO:
                            Stephen M. Banker, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                           Telephone: (212) 735-3000
                           Facsimile: (212) 735-2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

NAME AND ADDRESS.

    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Uproar Inc., a Delaware corporation ("Uproar" or the "Company"). The address of the principal executive offices of the Company is 240 West 35th Street, New York, NY 10001. The telephone number of the principal executive offices of the Company is
(212) 714-9500.

SECURITIES.

    The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Shares"), of the Company. As of February 15, 2001, there were 46,356,411 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

NAME AND ADDRESS.

    The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

TENDER OFFER.

    This Schedule 14D-9 relates to the tender offer (the "Offer") by Flipside Acquisition Corporation, a Delaware corporation ("Merger Sub"), to purchase all of the outstanding Shares at a price of $3.00 per Share, net to the selling stockholder in cash (the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Merger Sub is a wholly owned subsidiary of Flipside, Inc., a Delaware corporation ("Purchaser"). The Offer is described in a Tender Offer Statement on Schedule TO, dated February 16, 2001 (the "Schedule TO"), which was filed with the Securities and Exchange Commission (the "SEC") on February 16, 2001.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 5, 2001 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), among Purchaser, Merger Sub and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Merger Sub will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares owned by Purchaser or any subsidiary thereof and stockholders of the Company who properly exercise their appraisal rights in accordance with the DGCL) will be converted into the right to receive the Offer Consideration, without interest (the "Merger Consideration"). A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference.

    The Merger Agreement provides that on the date Merger Sub's Offer documents are filed with the SEC, the Company will file with the SEC and mail to its stockholders this Schedule 14D-9 containing the recommendation of the Company's Board of Directors (the "Board") that the Company's stockholders tender all their Shares to Merger Sub and approve the Merger Agreement and the transactions contemplated thereby.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as described herein, or incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (a) the Company, its executive officers, directors or affiliates or
(b) Purchaser, Merger Sub or any of their respective executive officers, directors or affiliates.

1. CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

    Certain such agreements, arrangements and understandings and actual or potential conflicts of interest are disclosed in the sections entitled "Designation," "Management and Principal Security Ownership," "Employment Agreements and Compensation Arrangements," "Certain Relationships and Related Transactions," "2000 Stock Incentive Plan" and "Executive Compensation" in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, accompaning this Information Statement. Such Information Statement is filed herewith as
Exhibit 11 to this Schedule 14D-9 and is incorporated herein by reference.

2.  THE MERGER AGREEMENT.

    The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement filed as Exhibit 1 to this Schedule 14D-9 and incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

THE OFFER.

    TERMS OF THE OFFER. The Merger Agreement provides that as promptly as practicable, but in any event within ten business days after the date thereof, Merger Sub shall commence the Offer. The obligation of Purchaser and Merger Sub to commence the Offer and accept for payment, and pay for, any Shares tendered pursuant to the Offer shall be subject to the conditions described under "Offer Conditions" below (the "Offer Conditions") and to the terms and conditions of the Merger Agreement. Subject to the provisions of the Merger Agreement, the Offer shall expire at 11:59 p.m. New York City time twenty business days after the date of its commencement (the "Expiration Date"), unless the Merger Agreement is terminated as described under "Termination" below, in which case the Offer shall expire on such date of termination.

    Purchaser and Merger Sub may, in their sole discretion, modify the terms of the Offer or waive any condition of the Offer, except that, without the prior written consent of the Company, they shall not (and Purchaser shall cause Merger Sub not to) (i) waive the Minimum Condition (as defined below), (ii) reduce the number of Shares subject to the Offer, (iii) reduce the price per Share to be paid pursuant to the Offer, (iv) except as set forth below, extend the Offer,
(v) change the form of consideration payable in the Offer, (vi) except as set forth in the Merger Agreement, amend or modify any term or condition of the Offer in any manner adverse to the holders of Shares or (vii) impose additional conditions to the Offer other than such conditions required by applicable law.

    Subject to the provisions of the Merger Agreement, Merger Sub may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition (as defined below)). If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement, Merger Sub may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all of the unsatisfied conditions (other than the Minimum Condition (as defined below) and conditions related to United States antitrust and competition laws) and, subject

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to any required extension, purchase all Shares validly tendered by the
Expiration Date and not properly withdrawn or (iii) extend the Offer, provided that such extension may not be beyond the sixtieth business day after the date of the Merger Agreement. Purchaser shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

    Subject to the terms of the Merger Agreement, without the consent of Uproar, Merger Sub: (i) may extend the expiration date of the Offer for one or more periods of up to ten additional business days each (but in no event shall Merger Sub be permitted to extend the expiration date of the Offer beyond the sixtieth business day after the date of the Merger Agreement), if the Offer Conditions have not been satisfied or waived, (ii) may provide for one or more subsequent offering periods in accordance with Rule 14d-11 under the Exchange Act, if the number of Shares that have been validly tendered and not withdrawn represent less than 90% of the issued and outstanding Shares and Merger Sub shall accept and promptly pay for all Shares validly tendered and not withdrawn; provided, however, that no such subsequent offering periods shall exceed, in the aggregate, twenty business days, (iii) may extend the Offer for any period required by any rule, regulation or interpretation of the SEC or its staff applicable to the Offer or (iv) extend the Offer for one or more periods of up to ten additional business days due to the failure to satisfy the condition to the Offer relating to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act".)

    OFFER CONDITIONS. Notwithstanding any other term of the Merger Agreement, Merger Sub is not required to accept for payment or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act, any Shares not previously accepted for payment or paid for and may terminate or amend the Offer as to those Shares unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer 27,966,590 Shares (collectively, the "Minimum Condition") and (ii) any waiting period under the HSR Act, and any non-United States laws regulating competition, investment or exchange controls applicable to the purchase of Shares pursuant to the Offer has expired or terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub is not required to accept for payment or, subject to the preceding conditions, to pay for any Shares not previously accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions shall exist or shall occur and remain in effect:

    (a) Any United States or state judicial, legislative, executive, administrative or regulatory body or authority or any court, arbitration, board or tribunal ("Governmental Entity") shall have enacted, issued, promulgated, enforced, instituted or entered any statute, rule, regulation, executive order, decree, injunction, action, application or claim or other order that is in effect or pending (a "Claim")
       (i) challenging or prohibiting the acquisition by Purchaser or Merger Sub of Shares pursuant to the Merger Agreement, including the Offer or the Merger, (ii) restraining or prohibiting the making or consummation of the Merger Agreement, including the Offer, the Merger or the performance of any of the other transactions contemplated by the Merger Agreement,
       (iii) seeking to obtain from Purchaser or Merger Sub any damages that arise out of the transactions contemplated by the Merger Agreement and could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect if such damages were assessed against Uproar,
       (iv) restraining, prohibiting or limiting in any material respect the ownership or operation by Purchaser or Merger Sub of any material portion of the business or assets of Uproar and its subsidiaries taken as a whole, (v) seeking to compel Purchaser or Merger Sub to dispose of or forfeit material incidents of control of all or any material portion of the business or assets of Uproar or any of its subsidiaries,
       (vi) imposing limitations on the ability of Purchaser, Merger Sub or any other subsidiary of

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       Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Merger Sub on all matters properly presented to Uproar's stockholders, or (vii) seeking to require divestiture by Purchaser or Merger Sub of any Shares; or

    (b) There shall be any statute, rule, regulation, judgment, order or injunction enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger or the Merger Agreement, or any other action shall have been taken by any government, Governmental Entity or court, domestic or foreign, other than the routine application to the Offer or the Merger of waiting periods under the HSR Act or any non-United States laws regulating competition, antitrust, investment or exchange controls, that has, or has a substantial likelihood of resulting in, any of the consequences referred to in paragraph (a) above; or

    (c) (i) The representations and warranties made by Uproar in the Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on and as of that date (other than representations and warranties made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects on and as of such specified date) except for any breach or breaches that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect or (ii) Uproar shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement (other than those obligations, covenants or agreements relating to the cancellation of its stock option plans, with respect to which Uproar shall have performed in all respects) and, with respect to any such failure that can be remedied, the failure is not remedied within ten business days after Merger Sub has furnished Uproar with written notice of such failure; or

    (d) There shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, any other national securities exchange or Nasdaq National Market, (ii) the declaration of a banking moratorium or any mandatory suspension of payments in respect of banks in the United States, (iii) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans, and (iv) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof; or

    (e) The Board shall have withdrawn or modified in a manner adverse to Purchaser or Merger Sub (including by amendment of this Schedule 14D-9) its approval of the Merger Agreement and the transactions contemplated thereby, or its recommendation that the holders of the Shares accept the Offer and tender all of their Shares to Merger Sub and approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, or shall have approved or recommended any Acquisition Proposal or Superior Proposal (as these terms are defined below under "No Solicitation"); or

    (f) Uproar shall not have terminated the accrual of benefits and amended its Aetna 401(k) Plan to preclude any contributions to such plan in respect of periods following the expiration of the Offer; or

    (g) The Merger Agreement shall have been terminated in accordance with its terms.

    The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Purchaser and Merger Sub and may be asserted by Purchaser or Merger Sub regardless of the circumstances (including any action or inaction by Purchaser) giving rise to any such conditions and, except for the Minimum Condition, may be waived by Purchaser or Merger Sub, in whole or in part, at any time and from time to time, in its sole discretion. The failure by Purchaser or Merger Sub at any

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time to exercise any of the foregoing rights will not be deemed a waiver of any such right and the waiver of such right with respect to any other facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

    For purposes of the Merger Agreement, an action, event or condition is considered to have a "Material Adverse Effect" if it (A) materially adversely affects the assets, liabilities, business, results of operations or condition (financial or otherwise) of Uproar and its subsidiaries, taken as a whole or
(B) materially adversely affects or delays the ability of Uproar on the one hand, or Purchaser and Merger Sub on the other, to consummate the transactions contemplated by the Merger Agreement; provided, however, that the following items deemed not to constitute a Material Adverse Effect: (w) a decline in the revenues, website traffic, pricing of advertising and market share of Uproar due to reasons beyond Uproar's control, (x) any condition affecting the United States economy, as a whole, (y) any condition affecting the Internet game or software industries, as a whole and (z) any action or event permitted under the Merger Agreement.

    If the Offer is terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

    DIRECTORS. The Merger Agreement provides that upon the acceptance of payment of, and payment by Merger Sub in accordance with the Offer for, at least a majority of the issued and outstanding Shares on a fully diluted basis, Purchaser is entitled to designate such number of directors, rounded up to the next whole number, as will give Purchaser representation on the Board equal to the product of (i) the number of authorized directors on the Board (giving effect to the directors elected pursuant to this provision) and (ii) the percentage that the number of Shares purchased by Purchaser or Merger Sub or any of their affiliates bears to the aggregate number of Shares outstanding (the "Percentage"), and Uproar will, upon the request by Purchaser, secure the resignations of the number of directors as is necessary to enable Purchaser's designees to be elected to the Board and will cause Purchaser's designees to be so elected. Notwithstanding the foregoing, the parties to the Merger Agreement will use their respective reasonable efforts to ensure that at least two of the members of the Board will at all times prior to the Effective Time be Continuing Directors (as defined below). Following the time that Purchaser's designees constitute at least a majority of the Board and until the Effective Time,
(i) any amendment or termination of the Merger Agreement by or on behalf of Uproar, (ii) any exercise or waiver of any of Uproar's rights or remedies under the Merger Agreement and (iii) any extension of time for the performance or waiver of any the obligations or other acts of Purchaser and Merger Sub under the Merger Agreement will require the approval of at least a majority of the directors of Uproar then in office who are not designated by Purchaser (the "Continuing Directors"), except to the extent that applicable law requires that such action be acted upon by the full Board, in which case the action will require the approval of both a majority of the full Board and a majority of the Continuing Directors.

    THE MERGER.

    The Merger Agreement provides that, if all of the conditions to the Merger have been fulfilled or waived and the Merger Agreement has not been terminated, Merger Sub will be merged with and into Uproar, and Uproar will continue as the Surviving Corporation and a wholly owned subsidiary of Purchaser.

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    At the Effective Time, each Share outstanding immediately prior thereto
(other than Shares owned by Uproar or any subsidiary of Uproar or by Purchaser or any subsidiary of Purchaser, all of which will be canceled, and Shares held by Uproar stockholders who perfect appraisal rights) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive a payment of $3.00, payable in cash to the holder thereof, without any interest thereon (the "Merger Consideration"). Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time will automatically be converted at the Effective Time into one validly issued and outstanding share of common stock of the Surviving Corporation.

    STOCK OPTIONS. The Merger Agreement provides that at the Effective Time, each holder of a then-outstanding option to purchase Shares under any plan, program or arrangement of Uproar or its subsidiaries (individually, an "Option" and collectively, the "Options"), whether or not such Option is then exercisable, will, in settlement thereof, receive for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per Share exercise price of such Option to the extent such difference is a positive number (such amount, the "Option Consideration"). Payment for Options shall be made by Uproar, subject to the terms and conditions of the Merger Agreement, as soon as practicable after consummation of the Merger. At the Effective Time, each Option shall be deemed canceled and the holder thereof shall have no further rights with respect thereto. In addition, any such Options which are not exercisable at the Effective Time shall be deemed canceled and each holder thereof shall have no further rights with respect thereto. The surrender of an Option to Uproar in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Option.

    BOARD RECOMMENDATION. The Board may not withdraw, modify or amend the recommendation of the Offer in a manner adverse to Purchaser or Merger Sub (or announce publicly its intention to do so), except that the Board is permitted to withdraw, amend or modify these recommendations (or publicly announce its intention to do so) of the Merger Agreement or the Merger in a manner adverse to Purchaser or Merger Sub, approve, recommend or enter into an agreement with respect to a Superior Proposal (as defined below under "No Solicitation") in accordance with the terms of the Merger Agreement. A withdrawal, modification or amendment of the recommendation of the Board or any committee thereof in any manner adverse to Purchaser or Merger Sub, however, may give rise to certain termination rights on the part of Purchaser and Merger Sub under the Merger Agreement and the right to receive certain termination fees described under "Termination" and "Break-Up Fee and Expenses" below.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, Uproar has made customary representations and warranties to Purchaser and Merger Sub, including, but not limited to, representations and warranties relating to Uproar's organization and qualification, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, compliance with applicable laws, capitalization, subsidiaries, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts or violating the law, required consents and approvals, SEC filings (including financial statements), the documents supplied by Uproar related to the Offer, the absence of a Material Adverse Effect (as defined below) or certain events since December 31, 2000, taxes, employee benefit plans, absence of brokers, licenses and permits, environmental matters, title to assets, leased properties, labor and employment matters, intellectual property, material agreements, the absence of undisclosed liabilities, litigation, insurance, affiliate transactions, the opinion of its financial advisor, the vote required by its stockholders and state takeover statutes.

    Purchaser and Merger Sub have also made customary representations and warranties to Uproar, including representations and warranties relating to Purchaser's and Merger Sub's organization and

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qualification, their authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, documents supplied by Purchaser and Merger Sub related to the Offer, required consents and approvals, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts or violating the law, the availability of sufficient funds to perform their obligations under the Merger Agreement, the ownership of Shares, the interim operations of Merger Sub and litigation.

    COVENANTS OF PURCHASER, MERGER SUB AND UPROAR. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the time Purchaser's designees constitute a majority of the Board, unless Purchaser has consented in writing thereto, Uproar will, and will cause each of its subsidiaries to:

    (i) conduct its operations according to its usual, regular and ordinary course of business consistent with past practice;

    (ii) use its reasonable best efforts to preserve intact its business organizations, maintain in effect all existing qualifications, licenses, permits, approvals and other authorizations, keep available the services of officers and key employees and maintain satisfactory relationships with those persons having business relationships with it;

   (iii) promptly upon the discovery thereof notify Purchaser of the existence of any breach of any representation or warranty contained in the Merger Agreement or the occurrence of any event that would cause any representation or warranty contained in the Merger Agreement to no longer be true and correct (or, in the case of any representation or warranty that makes no reference to Material Adverse Effect, to no longer be true and correct in any material respect);

    (iv) promptly deliver to Purchaser true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of the Merger Agreement; and

    (v) maintain its books of account and records in its usual, regular and ordinary manner, consistent with past practices.

    In addition, from the date of the Merger Agreement until the time Purchaser's designees constitute a majority of the Board, unless Purchaser has consented in writing thereto, Uproar generally will not, and will not permit any of its subsidiaries to:

    (i) amend its certificate of incorporation or bylaws or comparable governing instruments;

    (ii) issue, sell, pledge or register for issuance or sale any shares of capital stock or other ownership interest in Uproar (other than issuances of Shares in respect of any exercise of Options outstanding on the date of the Merger Agreement or in connection with the acquisitions of iwin.com, Inc. ("iwin") and Trafficmarketplace.com, Inc.) or any of the Company's subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, or ownership interest, or convertible or exchangeable securities, or accelerate any right to convert or exchange or acquire any securities of Uproar or any of its subsidiaries for any such shares or ownership interest;

   (iii) effect any stock split or conversion of any of its capital stock or otherwise change its capitalization as it exists on the date of the Merger Agreement, other than as set forth in the Merger Agreement;

    (iv) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its subsidiaries, other than as set forth in the Merger Agreement;

    (v) declare or pay any dividends on or make other distributions in respect of any of its capital stock;

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    (vi) sell, lease or otherwise dispose of any of its assets or property
         (including capital stock of any of its subsidiaries), mortgage, pledge or impose a lien or other encumbrance on any of its material assets or property (including capital stock of subsidiaries), except in the ordinary course of business;

   (vii) acquire by merger, purchase or any other manner, any business or entity or otherwise acquire any assets that are material to Uproar and its subsidiaries taken as a whole, except for purchases of inventory, supplies or capital expenditures in the ordinary course of business consistent with past practice;

  (viii) incur or assume any long-term or short-term debt except for working capital purposes in the ordinary course of business under Uproar's existing credit facilities and capital expenditures made in accordance with Uproar's previously adopted capital budget;

    (ix) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of Uproar;

    (x) make or forgive any loans, advances or capital contributions to, or investments in, any other person;

    (xi) enter into any new employment, severance, consulting or salary continuation agreements with any newly hired employees other than in the ordinary course of business or enter into any of the foregoing with any existing officers, directors or employees or grant any increases in compensation or benefits to employees, except for regularly scheduled employee raises, in the ordinary course of business consistent with Uproar's past practices or raises that, in the case of executive officers, have been approved by the compensation committee of the Board prior to the date of the Merger Agreement in the ordinary course of business consistent with the committee's past practices;

   (xii) adopt, amend in any material respect (including any increase in the payment under) benefits or terminate any employee benefit plan or arrangement;

  (xiii) make any material changes in the type or amount of insurance coverage or permit any material insurance policy naming Uproar or any subsidiary as a beneficiary or a loss payee to be canceled or terminated;

   (xiv) except as may be required by law or generally acceptable accounting principles, change any material accounting principles or practices used by Uproar or its subsidiaries;

   (xv) take any action to cause the Shares to cease to be traded on Nasdaq National Market prior to the completion of the Offer or the Merger;

   (xvi) enter into any agreement providing for aggregate payments by Uproar in excess of $100,000, provided, however, that no consent shall be required with respect to any agreement for the purchase of media advertising providing for aggregate payments by Uproar of less than $250,000;

  (xvii) make any change to the pricing structure of its advertising inventory, except in the ordinary course of business, consistent with past practice;

  (xviii) enter into, terminate, fail to renew, or accelerate any license, distributorship, dealer, sales representative, joint venture, credit or other agreement if such action could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

   (xix) fail to operate, maintain, repair or otherwise preserve its material assets and properties consistent with past practice;

   (xx) fail to comply with all applicable filing, payment and withholding obligations under all applicable federal, state, local or foreign laws relating to Taxes, except where such failure to comply could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

   (xxi) make any material tax election or settle or compromise any material federal, state, local or foreign income tax liability;

  (xxii) pay, discharge, settle or satisfy any claims, liabilities or objections (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of the foregoing in the ordinary course of business consistent with past practice, or, if not in the ordinary course of business, the payment, discharge or satisfaction of the foregoing that, individually and in the aggregate, does not exceed $250,000; or

  (xxiii) agree in writing or otherwise to take any of the foregoing actions.

    NO SOLICITATION. Uproar has agreed in the Merger Agreement that it will not, and will not authorize, permit or cause any of its subsidiaries or any of the officers and directors of it or its subsidiaries to, and will not authorize, permit or direct its and its subsidiaries' employees, agents and representatives (including the Company's financial advisor or any investment banker, attorney or accountant retained by it or any of its subsidiaries) to, directly or indirectly, (i) initiate, solicit, or otherwise encourage any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, tender offer, consolidation or similar transaction involving, or any purchase of, 10% or more of the assets or any equity securities of Uproar or any of its subsidiaries (any such proposal or offer, an "Acquisition Proposal") or
(ii) initiate or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or entity (other than by Purchaser, Merger Sub and their respective representatives) relating to an Acquisition Proposal, whether made before or after the date of the Merger Agreement, or otherwise facilitate any effort or attempt (other than Purchaser or Merger Sub) to make or implement or consummate an Acquisition Proposal. However, the foregoing does not prevent Uproar or the Board from (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or (ii): (x) providing information in response to a request therefor by a person or entity who has made an unsolicited bona fide written Acquisition Proposal if the Board receives from the person or entity so requesting such information an executed confidentiality agreement on terms substantially equivalent to those contained in the letter agreement dated December 20, 2000 between Vivendi Universal S.A. ("Vivendi Universal") and Uproar (the "Confidentiality Agreement"); (y) engaging in any negotiations or discussions with any person or entity who has made an unsolicited bona fide written Acquisition Proposal; or (z) recommending such an Acquisition Proposal to the stockholders of Uproar, if, and only to the extent that, (i) in each such case referred to in clause (x), (y) or (z) above, the Board determines in good faith (after consultation with Uproar's outside legal counsel and its financial advisor) that such action is necessary in order for its members to comply with their fiduciary duties under applicable law and (ii) in each case referred to in clause (x), (y) or (z) above, the Board determines in good faith (after consultation with Uproar's outside legal counsel and its financial advisor) that, if accepted, such Acquisition Proposal is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person or entity making the proposal, and would provide for a higher per share value to the stockholders of Uproar, and is fully financed (or, based on a good faith determination of the Board, is readily financeable) (any such Acquisition Proposal meeting the foregoing conditions, a "Superior Proposal").

    Uproar agreed to immediately cease and cause to be terminated any activities, discussions or negotiations with any parties conducted before the execution of the Merger Agreement with respect to any of the foregoing. Uproar also agreed to notify Purchaser immediately if any Acquisition Proposal or inquiries regarding a potential Acquisition Proposal are received by, any information with respect to an Acquisition Proposal or a potential Acquisition Proposal is requested from, or any discussions or negotiations with respect to an Acquisition Proposal or a potential Acquisition Proposal are sought to be initiated or continued with, it or any of its representatives. This notice is required to indicate the name of the person or entity involved and the material terms and conditions of any Acquisition Proposal, and thereafter Uproar is obligated to keep Purchaser informed, on a current basis, of the status and terms of any inquiries or Acquisition Proposals and the status of any negotiations or discussions.

    STOCKHOLDER VOTE. The Merger Agreement provides that, if necessary, Uproar will call a meeting of the stockholders for the purpose of voting upon the Merger, will hold such meeting as soon as practicable following the purchase of Shares pursuant to the Offer and, unless the Board approves, recommends or enters into an agreement with respect to a Superior Proposal, will recommend to its stockholders the approval of the Merger Agreement and the other transactions contemplated thereby, including the Merger. Uproar must use reasonable efforts to obtain the necessary approvals by its stockholders of the Merger, the Merger Agreement and the other transactions contemplated thereby. At any such meeting, all of the Shares then owned by Purchaser, Merger Sub and by any of Purchaser's other subsidiaries or affiliates will be voted in favor of approval of the Merger. Notwithstanding the foregoing, in the event that Merger Sub, or any other direct or indirect subsidiary of Purchaser, acquires at least 90% of the outstanding Shares, Uproar, Merger Sub and Purchaser will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable, and in any event within five business days after expiration of the Offer, as a short-form merger without a stockholder vote in accordance with
Section 253 of the DGCL as described under "Short Form Merger."

    Uproar has granted Merger Sub an irrevocable option (the "Merger Sub Option") to purchase up to that number of newly issued Shares (the "Merger Sub Option Shares") equal to the number of Shares that, when added to the number of Shares owned by Purchaser, Merger Sub and their affiliates immediately following consummation of the Offer, shall constitute one share more than 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of Merger Sub Option Shares) for a consideration per Merger Sub Option Share equal to the Offer Consideration. Such Merger Sub Option shall be exercisable only after the purchase of and payment for Shares pursuant to the Offer by Purchaser or Merger Sub as a result of which Purchaser, Merger Sub and their affiliates own beneficially at least 80% of the outstanding Shares. Such Merger Sub Option shall not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

    INDEMNIFICATION. From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or similar person of Uproar or any of its subsidiaries, against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claims, actions, suits, proceedings, arbitrations, investigations or audits arising before or after the Effective Time out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred prior to the Effective Time. Without limiting the foregoing, the Surviving Corporation shall periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification. In addition, for five years from the Effective Time, the Surviving Corporation shall maintain in effect Uproar's and its subsidiaries' current directors' and officers' liability insurance policies or replacement policies providing at least equal coverage (the "Policies") covering those persons who are currently covered by the Policies with respect to actions or omissions occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by Uproar and its subsidiaries for such insurance coverage, and, provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain policies with the greatest coverage available for a cost not exceeding such amount.

    However, if after the Effective Time, Purchaser or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties or assets to any person, then, in each such case, proper provisions will be made so that successors and assigns of Purchaser or the Surviving Corporation, as the case may be, will assume such entity's obligations set forth in the foregoing paragraph.

    EMPLOYEE BENEFITS. From and after the Effective Time, the Surviving Corporation and its respective subsidiaries will honor, in accordance with their terms, all existing employment, change in control and severance agreements between Uproar or any of its subsidiaries and any current or former officer, director, consultant or employee of Uproar or any of its subsidiaries ("Covered Employees") to the extent in effect on, and disclosed to Purchaser prior to, the date hereof and all benefits or other amounts earned or accrued to the extent vested or that become vested in the ordinary course through the Effective Time under all employee benefit plans of Uproar and any of its subsidiaries, in each case to the extent in effect on the date hereof. To the extent that Covered Employees are included in any benefit plan of Purchaser or its subsidiaries, Flipside agrees that the Covered Employees shall receive credit under such plan for service prior to the Effective Time with Uproar and its subsidiaries to the same extent such service was counted under similar Company Benefit Plans for purposes of eligibility, vesting and eligibility for retirement (but not for benefit accrual). Purchaser's medical benefit plans for the Covered Employees (the "Purchasers Medical Plans") shall not contain any "pre-existing conditions", exclusions, limitations or "actively at work" requirements which would cause any of the Covered Employees or their dependents to be excluded from Purchaser's Medical Plans immediately after the Effective Time if such exclusions, limitations or requirements did not exclude the Covered Employees or their dependents from the Company's similar medical benefit plans. In determining any deductible and maximum out-of-pocket limitations under Purchaser's Medical Plans, Purchaser shall give effect to claims incurred and amounts paid by, and amounts reimbursed to, the Covered Employees with respect to similar plans maintained by the Company for the benefit of the Covered Employees immediately prior to the Effective Time (other than any flexible spending accounts).

    CONDITIONS TO THE MERGER. The respective obligation of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions:

    - Merger Sub having accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn; provided, however, that neither Purchaser nor Merger Sub may invoke this condition if Merger Sub (or its assignee) has failed in violation of the terms of the Merger Agreement or the Offer to purchase Shares so tendered and not withdrawn;

    - The Merger Agreement having been adopted by the affirmative vote of the holders of the requisite number of Shares if such vote is required pursuant to Uproar's certificate of incorporation, the DGCL or other applicable law; provided, however, that neither Purchaser nor Merger Sub may invoke this condition if either of them or any of their respective affiliates shall have failed to vote the Shares held by it in favor of the Merger Agreement and Uproar may not invoke this condition if Uproar has failed to fulfill its obligations with respect to obtaining Uproar's stockholder approval;

    - No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction, or other legal restraint or prohibition, preventing, restraining or restricting the consummation of the Merger being in effect; provided, however, that the party invoking this condition must use its best efforts to have any such order, injunction or restraint vacated; and

    - All necessary waiting periods under the HSR Act that are applicable to the Merger shall have expired or been earlier terminated, and all other necessary approvals from any other Governmental Entity that are applicable to the Merger shall have been obtained.

    TERMINATION. The Merger Agreement provides that it may be terminated and the Merger abandoned at any time notwithstanding approval of the Merger Agreement by the stockholders of Uproar, but prior to the Effective Time:

    (a) By mutual written consent of Uproar and Purchaser; or

    (b) By Uproar, if:

        (i) Purchaser or Merger Sub shall have failed to commence the Offer within ten business days after the date of the Merger Agreement,

        (ii) Purchaser or Merger Sub (or Merger Sub's assignee) shall have failed to comply with its payment obligations under the Merger Agreement with respect to any Shares accepted for payment pursuant to the Offer, or

       (iii) any change to the Offer is made in contravention of the Merger Agreement; or

    (c) By Purchaser or Uproar:

        (i) if the Effective Time does not occur on or before the date that is six months from the date of the Merger Agreement (provided that this right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement or whose breach of any representation or warranty in the Merger Agreement was the cause of or resulted in the failure of the Effective Time to occur on or before such date);

        (ii) if, upon a vote at the Stockholder Meeting, or any adjournment thereof, the adoption of the Merger Agreement by the stockholders of Uproar required by the DGCL has not been obtained (provided that this right to terminate the Merger Agreement is not available to Purchaser, if Purchaser, Merger Sub or any of their affiliates has failed to vote the Shares held by them in favor of adoption of the Merger Agreement, and is not available to Uproar, if Uproar has failed to fulfill its obligations with respect to obtaining Uproar's stockholder approval);

       (iii) if there is any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court of competent jurisdiction or other governmental entity has issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, judgment, decree, ruling or other action has become final and non-appealable; or

        (iv) if the Offer terminates or expires without Merger Sub having purchased any Shares pursuant to the Offer as a result of the failure of any condition of the Offer (provided that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the condition); or

    (d) By Purchaser, prior to the consummation of the Offer, if:

        (i) the Board withdraws, amends or modifies its approval of the Merger Agreement and the transactions contemplated thereby, or its recommendation that the holders of the Shares accept the Offer and tender all of their Shares to Merger Sub and approve the Merger

            Agreement and the transactions contemplated thereby (or, in each case, publicly announces its intention to do so) in a manner adverse to Purchaser or Merger Sub; or

        (ii) Uproar approves, recommends or enters into an agreement with respect to, or consummates, an Acquisition Proposal; or

    (e) By Purchaser, if any of the conditions of the Offer shall have become forever incapable of fulfillment and have not been waived by Purchaser; or

    (f) By Purchaser, if Uproar breaches any of its representations, warranties or obligations under the Merger Agreement and such breach has not been cured or waived and Uproar has not provided reasonable assurance that such breach will be cured at least two business days prior the consummation of the Offer and such breach shall not have been cured by such time, but only if such breach, individually or together with all other such breaches, would constitute failure of a condition of the Offer as of the date of termination; or

    (g) By Purchaser, prior to the consummation of the Offer, if the Tender Agreements are not in full force and effect or any Significant Stockholder (as defined under "Tender and Stockholders Support Agreements" below) has breached in any material respect any representation, warranty or covenant contained in such Significant Stockholder's Tender Agreement; or

    (h) By Uproar, if Uproar approves and enters into an agreement providing for Uproar to engage in a transaction pursuant to a Superior Proposal; provided, however, that this right to terminate the Merger Agreement shall not be available unless: (i) in entering into such agreement, Uproar has complied with all the non-solicitation provisions of the Merger Agreement, including the notice provisions therein, (ii) Uproar has delivered to Purchaser a written notice of Uproar's intent to enter into an agreement to effect a transaction pursuant to a Superior Proposal, (iii) five business days have elapsed following delivery to Purchaser of such written notice by Uproar, (iv) during such five business day period Uproar has reasonably cooperated with Purchaser, including informing Purchaser of the terms and conditions of the Acquisition Proposal and identifying the person making the Acquisition Proposal, with the intent of enabling Purchaser to agree to a modification of the terms and conditions of the Merger Agreement so the transactions contemplated hereby may be effected, and (v) at the end of such five business day period the Board continues reasonably to believe that the Acquisition Proposal constitutes a Superior Proposal; provided further, however, that no termination shall be effective pursuant to this paragraph unless concurrently with such termination, a Break-Up Fee (as defined under "Break-Up Fees and Expenses" below) is paid in full by Uproar in accordance with the Merger Agreement; or

    (i) By Uproar, if Purchaser or Merger Sub has materially breached any of its representations, warranties or obligations under the Merger Agreement and such breach shall not have been cured or waived or Purchaser and Merger Sub has not provided reasonable assurance that such breach will be cured at least two business days prior to the consummation of the Offer, but only if such breach, individually or together with all other such breaches, is reasonably likely to materially and adversely affect Purchaser's or Merger Sub's ability to consummate the Offer or the Merger.

    BREAK-UP FEE AND EXPENSES. Uproar has agreed to pay Purchaser a break-up fee of $5.65 million (less any expense amounts paid by Uproar pursuant to its expense reimbursement obligations described below) ("Break-Up Fee") in the event that the Merger Agreement is terminated by Purchaser pursuant to paragraph (d) above or by Uproar pursuant to paragraph (h) above.

    Additionally, pursuant to the Merger Agreement, if all of the following events have occurred:

        (i) an Acquisition Proposal is commenced, publicly disclosed, publicly proposed or otherwise communicated to Uproar at any time on or after the date of the Merger Agreement and prior to the consummation of the Offer and either Purchaser or Uproar terminates the Merger Agreement pursuant to paragraphs (c)(i) or (c)(iv) above or Purchaser terminates the Merger Agreement pursuant to paragraphs
            (e), (f) or (g) above; and

        (ii) thereafter, within 9 months of the date of termination of the Merger Agreement, Uproar enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal,

then, Uproar will pay to Purchaser an amount equal to the Break-Up Fee concurrently with the execution of the relevant definitive agreement.

    The parties also agreed that if the Merger Agreement is terminated by Purchaser pursuant to paragraph (f) above or by Uproar pursuant to paragraph (i) above, the breaching party shall reimburse the other party up to a maximum of $1,000,000 for all expenses incurred by the non-breaching party in connection with its negotiation, execution, delivery and performance of the Merger Agreement, provided that such expense reimbursement will be offset by the Break-Up Fee in the case of termination pursuant to paragraph (f) above.

3.  TENDER AND STOCKHOLDER SUPPORT AGREEMENTS.

    Concurrently with the execution of the Merger Agreement, Merger Sub and Purchaser entered into the Tender and Stockholder Agreements ("Tender Agreements") with Francis G. Blot, The Blot Grantor Retained Annuity Trust, Kenneth D. Cron, Trans Cosmos USA, Inc., Encompass Group Inc., Encompass Group U.S. Information Technology Partners I L.P., Christopher Hassett, Richard Janssen, Scott Kaufman, The Kaufman 2000 Trust, Frederick Krueger, Harrah's Operating Company, Inc., Pearson Television Inc. and Michael Simon (the "Significant Stockholders"). The Significant Stockholders own an aggregate of 12,299,394 Shares. Pursuant to the Tender Agreements, each Significant Stockholder has agreed to tender and sell all Shares owned by it to Merger Sub pursuant to and in accordance with the terms of the Offer.

    During the term of the Tender Agreements, no Significant Stockholder shall
(a) sell, transfer, pledge, encumber, assign or otherwise dispose of or enter into any contract, option or other arrangement or understanding with respect to the transfer by such Stockholder of, any of the Shares or offer any interest in any Shares thereof to any person other than pursuant to the terms of the Offer, the Merger or the Tender Agreements, (b) enter into any voting arrangement or understanding, whether by proxy, power of attorney, voting agreement, voting trust or otherwise with respect to the Shares, or (c) take any action that would make any representation or warranty of such Significant Stockholder contained in the Tender Agreements untrue or incorrect in any material respect or have the effect of preventing or disabling such Significant Stockholder from performing his or its obligations under the Tender Agreements.

    During the term of the Tender Agreements, each Significant Stockholder has agreed not to, directly or indirectly, (a) initiate, solicit or otherwise encourage any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or (b) initiate or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or entity relating to an Acquisition Proposal, whether made before or after the date of the Tender Agreements, or otherwise facilitate any effort or attempt to make or implement or consummate an Acquisition Proposal. If a Significant Stockholder receives any Acquisition Proposal, such Significant Stockholder agrees to immediately notify Purchaser of that inquiry or proposal and the details thereof.

    During the term of the Tender Agreements, each Significant Stockholder has agreed to vote each of his or its Shares (a) in favor of the Merger, Merger Agreement and the transactions contemplated thereby, and (b) against any action or agreement (other than the Merger or the transactions contemplated by the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger, the Offer or the other transactions contemplated by the Merger Agreement and the Tender Agreements, including, but not limited to:
(i) any Acquisition Proposal; (ii) any action that is likely to result in a breach in any respect of any representation, warranty, covenant or any other obligation or agreement of Uproar under the Merger Agreement or result in any of the conditions of the Offer not being fulfilled; (iii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Uproar and/or its subsidiaries; (iv) a sale, lease or transfer of a material amount of assets of Uproar and its subsidiaries, or a reorganization, recapitalization, dissolution, winding up or liquidation of Uproar and/or its subsidiaries; (v) any change in the management of Uproar or the Board, except as otherwise agreed to in writing by Purchaser; (vi) any material change in the present capitalization or dividend policy of Uproar; or
(vii) any other material change in Uproar's corporate structure, business, certificate of incorporation or bylaws.

    The Tender Agreements will terminate on the earlier of (a) 180 days after the date on which the Merger Agreement is terminated in accordance with its terms, and (b) the Effective Time.

4.  COMMITMENT LETTER.

    Concurrently with the execution of the Merger Agreement, Purchaser and the Merger Sub entered into a letter agreement with Vivendi Universal (the "Commitment Letter"). Pursuant to the Commitment Letter, Vivendi Universal committed to provide to Purchaser or Merger Sub the financing necessary for Purchaser and Merger Sub to consummate the acquisition of Uproar pursuant to the Merger Agreement, such commitment being subject to (i) Vivendi Universal determining in its good faith judgment that all conditions to the purchase of the Shares pursuant to the Offer set forth in the Merger Agreement have been satisfied or have been waived by all parties for whose benefit such conditions exist and (ii) the concurrent consummation of the Offer. The Commitment Letter provides, among other things, that (i) approximately $140,000,000 in such financing may be required, (ii) such loan will have a three-year term, with interest, payable monthly, set at the rate of LIBOR (one-month rate) plus 3% and
(iii) the Company may rely thereupon in connection with its execution of the Merger Agreement. Vivendi Universal has confirmed that it has lines of credit and other access to cash more than sufficient to satisfy such commitment, and that the provision of such financing will not conflict with any agreement to which Vivendi Universal or any of its subsidiaries is a party.

    The Commitment Letter is filed as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

5.  EMPLOYMENT AGREEMENTS.

    Concurrently with the execution of the Merger Agreement, Purchaser entered into Employment and Retention Agreements with Messrs. Cron, Strief and Marafioti (the "Employment Agreements"). The Employment Agreements are to become effective upon the consummation of the Merger and contain provisions relating to, among other things, compensation, benefits, business expenses, disability, death, effects of a termination of employment and post-termination obligations. The Employment Agreements of Messrs. Cron and Strief terminate in three years;
Mr. Marafioti's Employment Agreement terminates in one year.

    Pursuant to these agreements, Messrs. Cron, Strief and Marafioti are to serve as Purchaser's Chief Executive Officer; Executive Vice President, Sales and Marketing; and Executive Vice President and General Counsel, respectively. They will receive annual salaries of $400,000, $350,000 and $300,000, respectively, for the first year of employment. They will also receive signing bonuses of $1,766,000, $664,125 and $493,833, respectively, and retention payments of $1,234,000, $835,875 and $1,006,167, respectively, upon the first anniversary of the effective date of the Merger; provided, however, that no such retention payments will be made to any such executive if his employment has been terminated prior to such anniversary other than (i) due to death or disability, (ii) by Purchaser without cause or
(iii) by such executive for good reason.

    The Employment Agreements also provide that, on the effective date of the Merger, Messrs. Cron, Strief and Marafioti will be granted options to purchase 50,000, 30,000 and 25,000 American Depository Shares ("ADS"), respectively, of Vivendi Universal.

    Contingent upon Purchaser's achievement of certain performance goals, Mr. Cron will be granted an additional option to purchase 50,000 ADS; his annual salary will increase to $600,000 after the first year of employment; and Messrs. Cron, Strief and Marafioti will be eligible for bonuses of up to a maximum of $600,000, $400,000 and $300,000, respectively, assuming all such performance goals are fully achieved.

    If the employment of any of Messrs. Cron, Strief and Marafioti is terminated during the term of his agreement by Purchaser without cause or by the executive for good reason, Purchaser will pay such executive: (1) the greater of (x) an amount equal to one year of such executive's annual salary and (y) the annual salary which would have been paid to the executive for the remaining period of employment (without giving effect to such termination), (2) a pro-rated incentive bonus based on the financial performance of Purchaser for the year in which such executive is terminated, (3) any earned but unpaid retention payment, and (4) any earned but unpaid annual salary and other awards.

    Pursuant to the Employment Agreements, each of Messrs. Cron, Strief and Marafioti is restricted from competing with Purchaser for a period of one
(1) year after the termination of his employment unless his employment is terminated by Purchaser without cause or by him for good reason.

    Purchaser has also orally agreed that Messrs. Blot, Wilhite and Kaufman will receive payments of $90,000, $105,000 and $210,000, respectively, on the effective date of the Merger and retention payments of $60,000, $70,000 and $140,000, respectively, one year thereafter.

    The Employment Agreements are filed as Exhibits 3 through 5 to this Schedule 14D-9 and are incorporated herein by reference.

6.  CONFIDENTIALITY AGREEMENT.

    In connection with their negotiations, the Company entered into a letter agreement with Havas Interactive, Inc. ("Havas"), a wholly-owned subsidiary of Vivendi Universal and an 82% indirect parent of Purchaser, dated December 20, 2000, whereby each party agreed that it and its employees and representatives shall keep confidential all information provided in connection with such negotiations. Each party agreed that if it is required to disclose such information by law, it shall promptly notify the other party so that such other party may take any legal or other action as it deems appropriate. The parties agreed not to use such information for any purpose other than evaluating and negotiating such transaction.

    Without the express permission of the Company, Havas agreed that it would not have any contact, other than in the ordinary course of business, with any officer, director, employee of the Company regarding the Company's business, operations, prospects or finances, until the earlier of: (i) execution of a definitive agreement between the parties; (ii) an acquisition of the Company by a third party; (iii) or two years from the date of the letter agreement. Havas also agreed that, without Board consent, it would not: directly or indirectly attempt to acquire any Shares; propose to enter into any merger or business combination with the Company; otherwise seek to influence control over the Company; or assist any other person in the foregoing actions.

    The agreement provides that confidential information exchanged by the parties shall remain the property of the disclosing party, and shall be returned or destroyed promptly upon request of such party. The parties do not make any warranty as to the accuracy or completeness of any information disclosed. Under the agreement, the Company retained its right to negotiate a transaction with a third party. The parties are entitled to specific enforcement with respect to any breach of the agreement.

    Such letter agreement is filed as Exhibit 6 to this Schedule 14D-9 and is incorporated herein by reference.

7.  EXCLUSIVITY AGREEMENT.

    In consideration of the substantial investment of time and resources that Purchaser has made in order to evaluate and consummate an acquisition of Uproar by Purchaser, Purchaser, Havas and Uproar entered into a letter agreement, dated January 5, 2001, which provided that, subject to (a) the other provisions of the agreement and (b) any fiduciary and other obligations of the Board may have under applicable law, Uproar would not, and would use its best efforts to ensure that its officers, directors, employees, investment bankers, attorney, accountants and other agents would not, directly or indirectly until January 29, 2001, (i) initiate, solicit or encourage, or take any action to facilitate (including by the furnishing of information) the making of, any offer or proposal that constitutes or is reasonably likely to lead to any Extraordinary Transaction (as defined below), (ii) enter into any agreement with respect to an Extraordinary Transaction or (iii) in the event of an unsolicited Extraordinary Transaction, engage in negotiations or discussions with, or provide any information or data to, any person or entity (other than Purchaser and its affiliates or representatives and except for information that has been publicly disseminated by Uproar) relating to any Extraordinary Transaction. "Extraordinary Transaction" means any tender or exchange offer involving Uproar or any of its subsidiaries, any proposal for a merger, consolidation or other business combination involving Uproar or any of its subsidiaries, any proposal or offer to acquire in any manner a greater than 15% equity interest in, or a significant portion of the business or assets of, either Uproar individually or Uproar and its subsidiaries on a consolidated basis, any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to Uproar (other than any transaction with Purchaser).

    Such letter agreement is filed as Exhibit 7 to this Schedule 14D-9 and is incorporated herein by reference.

    The parties to such letter agreement also agreed that they would not make certain disclosures or announcements to any third party pertaining to the subject matter of the letter agreement without the prior written consent of the other party.

    In a letter agreement, dated January 30, 2001, the parties extended the exclusivity period to February 5, 2001.

8.  INDEMNIFICATION.

    Article XI of the Company's Certificate of Incorporation and Article IX of the Company's By-Laws require the Company to indemnify to the fullest extent permitted by law any director, officer, employee or agent of the Company, and any legal representative of such persons, for all reasonable expenses and any other liabilities paid or incurred in connection with their duties. Such indemnification is required only if it is authorized by the Board. The Company must make advances of expenses (including attorney's fees) incurred by any such person in connection with an action prior to final disposition of such action, subject to receipt by the Company of an undertaking by or on behalf of such person to repay such advances to the extent such person is ultimately found not to be entitled to indemnification. If the Company does not pay any claim for indemnification or advancement of expenses within 30 days of request for payment, the claimant may sue to recover such amount. In any such action, the Company will have the burden of proving that the claimant is not entitled to payment. These indemnification rights are not exclusive of any rights that any indemnified person may have under law, agreement, stockholder or board resolution or otherwise.

    The Company is also required to provide such indemnification to any person who, while a director or officer of the Company, at the Company's request was serving as a director, officer, employee or agent of another entity; any such indemnification shall be reduced by the amount of indemnification such person receives from such entity.

    The Merger Agreement provides for certain continued indemnification rights for the Company's current officers and directors, as described under "Indemnification" in Part 2 of Item 3 of this Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD.

    The Board unanimously (a) has determined that each of the Offer, the Merger and the Merger Agreement is advisable, fair to, and in the best interests of, the Company and its stockholders; (b) has authorized and approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer; and (c) recommends that the Company's stockholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

BACKGROUND.

    Shortly after his appointment as Chief Executive Officer of the Company in September 1999, Kenneth D. Cron began to establish contacts with other leading online media companies. The purpose of those contacts was to explore the possibility of a strategic relationship, including a licensing arrangement, joint venture, strategic investment or business combination. In approximately November 1999, Mr. Cron contacted Hubert Joly, Chief Executive Officer of Havas to discuss such possibility. This discussion did not lead to any transaction between the two companies.

    From time to time from the fall of 1999 until December 2000, Mr. Cron met with, and had telephone conversations with, at least five other leading online media companies which he believed to be the most likely candidates for strategic relationships with the Company. These companies expressed limited interest in such a relationship and these efforts did not lead to any proposal or strategic transaction.

    In late 1999, the Company's management decided to raise additional capital by conducting an initial public offering of its common stock in the U.S. and becoming listed on the Nasdaq National Market. On March 16, 2000, the Company sold 2.5 million Shares at a price of $33.88 per Share, with net proceeds to the Company of approximately $77 million.

    Messrs. Cron and Joly again spoke regarding possible strategic relationships in April 2000. On or about May 16, 2000, Mr. Cron and two other officers of the Company, Christopher Hassett and Francis Blot, met with Mr. Joly at the offices of Havas in Torrance, California to further discuss a possible strategic relationship between the Company and Purchaser.

    In September 2000, in connection with its strategy to increase advertising revenues by expanding its market reach and user base, the Company acquired iwin, a leading games for prizes and online lotto website.

    In October 2000, the Company determined that it was interested in pursuing discussions with Purchaser and Havas regarding a transaction in which the Company would acquire Purchaser and Havas would receive a minority stake in the Company. On November 7, 2000, Messrs. Cron, Hassett and Blot, along with Frederick Krueger, who became a director of the Company in connection with the iwin acquisition, met with Mr. Joly in Torrance, California to discuss this proposal. Mr. Joly expressed interest in such a transaction, but requested time to consider the matter.

    In early December 2000, Mr. Joly contacted Mr. Cron to suggest an alternative transaction in which Purchaser would acquire the Company. Mr. Cron agreed that the Company would consider Mr. Joly's idea. At a special meeting of the Board held on December 15, 2000, Mr. Cron presented the Board with
Mr. Joly's suggestion and other strategic alternatives for the Company, including remaining an independent entity. The Board determined that the Company would have to significantly reduce its costs if it were to remain an independent entity, and that such reduction could impair the Company's ability to increase or maintain its advertising revenues. The Board concluded that the Company should explore a possible acquisition by Havas and it authorized the Company's management to pursue discussions with Havas and Purchaser, provided that Havas and Purchaser (i) were prepared to move forward quickly with negotiations and
(ii) submitted a non-binding letter to the Board specifying the terms of their proposal by January 5, 2001.

    On December 20, 2000, the Company and Havas entered into the Confidentiality Agreement with respect to their negotiations. Also in December 2000, the Company engaged Salomon Smith Barney Inc. ("Salomon Smith Barney") as its financial advisor in connection with any potential transaction.

    On January 5, 2001, the Company received a letter from Havas and Purchaser setting forth the initial terms of Purchaser's acquisition proposal, including a price range of $2.75 to $3.25 per Share and requiring a 30-day exclusive negotiation period. That same day, a special meeting of the Board was held to discuss the terms of the proposal, which meeting was attended by the Company's management and Salomon Smith Barney. At this meeting, the Board reviewed with management and Salomon Smith Barney the financial aspects of the proposal. The Board authorized management to negotiate the terms of the exclusivity letter and pursue negotiations with Purchaser.

    The parties negotiated the terms of the exclusivity letter and agreed to exclusive negotiations until January 29, 2001. In a letter agreement, dated January 30, 2001, the parties extended this exclusivity period to February 5, 2001.

    During the week of January 8, 2001, representatives of Purchaser and the Company and their advisors met in New York and Los Angeles to negotiate the terms of the potential transaction. The meetings included extensive presentations by the Company's management regarding the Company's business. During the same week Purchaser and its advisors began their comprehensive due diligence review of the Company and its subsidiaries, which continued until the execution of the Merger Agreement.

    After their initial due diligence review, and upon extensive negotiations about price and related valuation matters, Purchaser indicated that it would agree to a price of $3.00 per Share if Messrs. Cron and Blot and Scott Kaufman, Robert D. Marafioti, Jeffrey L. Strief and Joel E. Wilhite agreed to continue their employment with the Surviving Corporation in their current capacities, and Messrs. Cron, Marafioti and Strief entered into employment agreements which included specified periods of employment. Such executives agreed to continue their employment, and Messrs. Cron, Marafioti and Strief agreed to enter into such agreements.

    During January and the first week of February 2001, the Company and its advisors continued discussions with Purchaser and its advisors. The parties negotiated the terms of the transaction and prepared drafts of the Merger Agreement, Tender Agreements, Employment Agreements and Commitment Letter.

    At a meeting of the Board held on the afternoon of February 5, 2001, the Board considered the terms of Purchaser's proposal, including the terms contained in the proposed Merger Agreement, Tender Agreements, Employment Agreements and Commitment Letter. Also at such meeting, Salomon Smith Barney reviewed with the Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated February 5, 2001) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $3.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Purchaser and its affiliates) was fair, from a financial point of view, to such holders. Salomon Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the $3.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Purchaser and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger.

    The Board then unanimously approved Purchaser's proposal and determined to recommend that the Company's stockholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

    Purchaser, Merger Sub and the Company then executed the Merger Agreement; Vivendi Universal, Purchaser and Merger Sub executed the commitment letter; Purchaser, Merger Sub and the Executives executed the Employment Agreements; and Purchaser, Merger Sub and the Significant Stockholders executed the Tender Agreements. On February 16, 2001, Purchaser commenced the Offer.

REASONS FOR THE BOARD'S RECOMMENDATION; FACTORS CONSIDERED.

    In unanimously approving the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all of the Company's stockholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement, the Board considered a number of factors including:

1. The increasing competition among online media companies due to industry consolidation. If the Company continues as an independent entity, it may not have the resources and economies of scale to effectively attract and retain website users and compete for online advertising revenue.

2. The fact that several advertisers have expressed reluctance to continue advertising with the Company because they are concerned about the Company's stability, based upon recent general market concerns about the stability of internet companies. Due to the resources of Purchaser and its affiliates, the Merger could alleviate these concerns and make the Company more attractive to advertisers.

3. The historical market prices, recent trading activity and range and public trading multiples of the Shares, including the fact that the Offer Price represents (a) a premium of approximately 75% over the $1.7188 closing price of the Shares on the Nasdaq National Market on February 2, 2001, the last full trading day prior to the meeting of the Board to approve the Merger Agreement; and (b) a premium of approximately 220% over the $0.9375 closing price of the Shares on the Nasdaq National Market on January 2, 2001, the last full trading day prior to the Board's receipt of Purchaser's written proposal.

4. The Company's declining sequential quarterly revenues (excluding acquisitions) from the third quarter to the fourth quarter of the year 2000.

5. The financial condition, results of operations and cash flows of the Company, including the Company's outlook for the year 2001. Among other factors, the Board considered the Company's net income and earnings before interest, tax, depreciation and amortization ("EBITDA"), which were negative during each of the quarters of fiscal 2000.

6. The current national economic climate as it relates to online media companies. The public equity markets have been effectively closed to online media companies since the end of the third quarter of the year 2000. In addition, only five online media acquisition transactions were completed in the fourth quarter of 2000. The Board was concerned that, if these trends were to continue, a sale or other strategic transaction for the Company might be less likely.

7. The opinion and related analyses of Salomon Smith Barney, as of February 5, 2001, as to the fairness, from a financial point of view, of the $3.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Purchaser and its affiliates). The full text of Salomon Smith Barney's written opinion, dated February 5, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney is attached hereto as Exhibit 10 and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully in its entirety.

8. The fact that the consideration to be paid in the Offer and the Merger is all cash.

9. That the transaction has been structured to include a first-step cash tender offer for all of the outstanding Shares, thereby enabling stockholders who tender their Shares to promptly receive $3.00 per Share in cash, and the fact that any public stockholders who do not tender their Shares, other than those stockholders exercising their appraisal rights pursuant to the DGCL, will receive the same cash price per Share in the subsequent Merger.

10. The likelihood of the consummation of the transactions contemplated by the Merger Agreement due to (a) the fact that the Offer and the Merger are not subject to any consents and approvals, other than the filing required under the HSR Act, as amended, and the approval of the Belgian Banking and Finance Commission; (b) the receipt of the Commitment Letter, whereby Vivendi Universal agreed to provide Purchaser and Merger Sub with the financing (in the approximate amount of $140 million) necessary to consummate the Offer and the Merger; (c) the fact that the Commitment Letter expressly provides that the Company may rely thereupon in connection with its execution of the Merger Agreement; and (d) Vivendi Universal's ability to satisfy its commitment under the Commitment Letter.

11. The fact that the Offer provides stockholders of the Company with liquidity to dispose of their Shares which may not be available in the public market due to the low level of trading volume of the Shares. The Shares have been thinly traded since the Company became publicly traded on March 17, 2000. Between such date and February 2, 2001, the last full trading day prior to the Board's approval of the Merger Agreement, the average daily trading volume for the Shares was approximately 87,000 and 5,848 on the Nasdaq National Market and the EASDAQ, respectively.

12. The results of the discussions with certain other parties who might have been interested in acquiring the Company.

13. That, pursuant to the Merger Agreement, the Board has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement in order to accept a Superior Proposal, if (a) the Board has determined, in good faith, after consultation with the Company's outside legal counsel and its financial advisor, that it is required to accept such proposal to discharge properly its fiduciary duties under applicable law;
    (b) if accepted, such proposal is reasonably likely to be consummated and would provide for a higher per Share value to the stockholders of the Company; (c) such proposal is fully financed (or, based on a good faith determination of the Board, is readily financeable); and (d) the Company pays to Purchaser a $5.65 million termination fee and up to $1 million in itemized expenses (which, in certain cases, may be deductible from the termination fee).

14. The aggregate amount of the termination fee and the expense reimbursement fee, and the circumstances under which such fees would be payable to Purchaser pursuant to the Merger Agreement, appear reasonable taking into account that: (a) Purchaser was only willing to make its proposal on the express condition that the Company agreed to such a termination fee and expense reimbursement fee upon the terms set forth in the Merger Agreement; and (b) the belief of the

    Board that the aggregate amount of the termination fee and the expense reimbursement fee would not be likely to deter potentially interested third parties from pursuing an acquisition of the Company. The Board also considered the Tender Agreements, and the fact that Purchaser was only willing to make its proposal on the express condition that the Stockholders execute such Tender Agreements.

15. The other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties.

16. The synergies between the business of Purchaser and its affiliates, on the one hand, and the Company, on the other hand, which would enable the Company to better serve the needs of its advertisers and website users, including: economies of scale, compatibility of website games and content and compatibility of advertising products.

17. That the Offer Price is significantly less than the March 17, 2000 initial public offering price of $33.88 per Share and is generally less than the prices at which the Shares traded from such date until approximately October 10, 2000.

18. That the exercise price of most Options is greater than the Offer Price, and that in connection with the Merger, such Options shall be cancelled and holders thereof shall not receive any consideration in exchange therefor.

19. That, while the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the opportunity for the Company's stockholders to participate in the future growth and profits of the Company.

20. The Company's cash position (including cash equivalents, short term investments and restricted cash) and the rate at which the Company expected to deplete such reserves in the year 2001.

    The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

INTENT TO TENDER.

    Certain of the Company's executive officers and directors have entered into the Tender Agreements, as described under Part 3 of Item 3 hereof, pursuant to which they have agreed to tender their Shares pursuant to the Offer. Except as otherwise provided in this Schedule 14D-9, to the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The Company has retained Salomon Smith Barney to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company has agreed to pay Salomon Smith Barney for its financial advisory services upon consummation of the Offer and the Merger an aggregate fee equal to 1.75% of the total consideration, including liabilities assumed, payable in the Offer and the Merger. The Company also has agreed to reimburse Salomon Smith Barney for reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. Salomon Smith Barney in the past has provided services to the Company unrelated to the Offer and the Merger, for which services Salomon Smith Barney has received compensation. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may actively trade or hold the securities of the Company and affiliates of Purchaser for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    On February 2, 2001, Scott Kaufman, the Company's Executive Vice President, Product Development, transferred 53,573 Shares to The Kaufman 2000 Trust, of which he and his brother, Ryan Kaufman, are equal beneficiaries.

    Except as set forth in the preceding paragraphs, during the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in the Shares.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in
(i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or
(iv) any material change in the present dividend rate, policy, indebtedness or capitalization of the Company. Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters described above.

ITEM 8. ADDITIONAL INFORMATION.

SHORT FORM MERGER.

    Under Section 253 of the DGCL, if Purchaser, Merger Sub and their affiliates acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser and Merger Sub will be able to effect the Merger after consummation of the Offer without a meeting of the Company's stockholders. However, if the Purchaser and Merger Sub do not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of the Company's stockholders will be required under the DGCL to effect the Merger. Upon successful completion of the Offer, Purchaser and Merger Sub would have a sufficient number of Shares to approve the Merger without the vote of any other Company stockholder.

    If Merger Sub and its affiliates acquire at least 80% of the outstanding Shares pursuant to the Offer, under the Merger Agreement, Merger Sub has the option to acquire from the Company a number of Shares such that, upon exercise of such option, Merger Sub would own 90% of the outstanding Shares on a fully diluted basis.

APPRAISAL RIGHTS.

    Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares whose Shares were not accepted for payment and paid for by Merger Sub in the Offer will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262 of the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Merger. See Schedule III of the Offer to Purchase for
Section 262 of the DGCL.

    THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS OF THE COMPANY DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS. THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

ITEM 9. EXHIBITS.

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------

          1.            Agreement and Plan of Merger, dated as of February 5, 2001, among Flipside, Inc., Flipside Acquisition Corporation and
                        Uproar Inc. (incorporated by reference to Exhibit 10 of the
                        Current Report on Form 8-K, filed by the Company with the
                        SEC on February 6, 2001).

          2.            Letter Agreement, dated February 5, 2001, between Vivendi
                        Universal, S.A., Flipside, Inc. and Flipside Acquisition
                        Corporation (incorporated by reference to Exhibit (b) to the
                        Tender Offer Statement on Schedule TO, filed by Purchaser
                        and Merger Sub with the SEC on February 16, 2001.)

          3.            Employment and Retention Agreement, made as of February 5,
                        2001, by and between Flipside, Inc. and Kenneth D. Cron
                        (incorporated by reference to Exhibit (d)(16) to the Tender
                        Offer Statement on Schedule TO, filed by Purchaser and
                        Merger Sub with the SEC on February 16, 2001.)

          4.            Employment and Retention Agreement, made as of February 5,
                        2001, by and between Flipside, Inc. and Robert D. Marafioti
                        (incorporated by reference to Exhibit (d)(17) to the Tender
                        Offer Statement on Schedule TO, filed by Purchaser and
                        Merger Sub with the SEC on February 16, 2001.)

          5.            Employment and Retention Agreement, made as of February 5,
                        2001, by and between Flipside, Inc. and Jeffrey L. Strief
                        (incorporated by reference to Exhibit (d)(18) to the Tender
                        Offer Statement on Schedule TO, filed by Purchaser and
                        Merger Sub with the SEC on February 16, 2001.)

          6.            Letter Agreement, dated December 20, 2000, between Havas
                        Interactive, Inc. and Uproar Inc.+

          7.            Letter Agreement, dated January 5, 2001 between Havas
                        Interactive, Inc. and Uproar Inc (incorporated by reference to Exhibit (d)(19) to the Tender Offer Statement on Schedule
                        TO, filed by Purchaser and Merger Sub with the SEC on
                        February 16, 2001.)

          8.            Article XI of the Certificate of Incorporation of Uproar
                        Inc. (incorporated by reference to Exhibit 3.1 to the Amended Registration Statement on Form S-1, filed by the
                        Company with the SEC on February 7, 2000).

          9.            Article IX of the By-Laws of Uproar Inc. (incorporated by
                        reference to Exhibit 3.2 to the Amended Registration
                        Statement on Form S-1, filed by the Company with the SEC on
                        February 7, 2000).

         10.            Opinion of Salomon Smith Barney Inc., dated February 5,
                        2001.*

         11.            Information Statement Pursuant to Section 14(f) of the
                        Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, dated February 16, 2001.*

         12.            Press release issued by the Company on February 5, 2001
                        (incorporated by reference to the Current Report on Form 8-K, filed by the Company with the SEC on February 6, 2001.)

         13.            Letter to stockholders from Kenneth D. Cron, dated
                        February 16, 2001.*

------------------------

* Included in the copy of the Schedule 14D-9 mailed to the Company's stockholders and filed herewith.

+  Filed herewith.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       By:  /s/ KENNETH D. CRON
                                                            -----------------------------------------
                                                            Name: Kenneth D. Cron
                                                            Title: Chairman and Chief Executive
                                                            Officer

    Dated: February 16, 2001

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]

                                                                February 5, 2001

The Board of Directors
Uproar Inc.
240 West 35th Street
New York, New York 10001

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Uproar Inc. ("Uproar"), other than Flipside, Inc. ("Flipside") and its affiliates, of the Cash Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of February 5, 2001 (the "Merger Agreement"), among Flipside, Flipside Acquisition Corporation, a wholly owned subsidiary of Flipside ("Sub"), and Uproar. As more fully described in the Merger Agreement, (i) Flipside will cause Sub to commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Uproar ("Uproar Common Stock") at a purchase price of $3.00 per share, net to the seller in cash, without interest (the "Cash Consideration" and, such tender offer, the "Tender Offer"), and (ii) subsequent to the Tender Offer, Sub will be merged with and into Uproar (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Uproar Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Uproar concerning the business, operations and prospects of Uproar. We examined certain publicly available business and financial information relating to Uproar as well as certain financial forecasts and other information and data for Uproar which were provided to or otherwise discussed with us by the management of Uproar. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Uproar Common Stock; the financial condition and historical and projected earnings and other operating data of Uproar; and the capitalization of Uproar. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Uproar. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Uproar as to the future financial performance of Uproar. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Uproar nor have we made any physical inspection of the properties or assets of Uproar. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of Uproar. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Uproar or the effect of any other transaction in which Uproar might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Salomon Smith Barney Inc. has acted as financial advisor to Uproar in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the

The Board of Directors
Uproar Inc.
February 5, 2001
Page 2
consummation of the Transaction. We in the past have provided services to Uproar unrelated to the proposed Transaction, for which services we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Uproar and affiliates of Flipside for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Uproar, Flipside and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Uproar in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Uproar Common Stock in the Tender Offer or how such stockholder should vote on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Uproar Common Stock (other than Flipside and its affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ SALOMON SMITH BARNEY INC.
SALOMON SMITH BARNEY INC.

                                       ii